                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                               inTEST Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  461147-10-1
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                                 (CUSIP Number)

             James Coonan - Masuda, Funai, Eifert & Mitchell, Ltd.
       One East Wacker Drive, Chicago, Illinois 60601 Tel: (312) 245-7500
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 March 10, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
     13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 461147-10-0             13D                        PAGE 2  OF 8  PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
       Hakuto America Holdings, Inc.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    SC
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
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                7   SOLE VOTING POWER
  NUMBER OF
                    647,500
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                         0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    647,500
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                         0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       647,500
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

      CO
--------------------------------------------------------------------------------

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ITEM 1.  SECURITY AND ISSUER.

The class of securities to which this statement relates is the common stock ("Common Stock") of inTEST Corporation, a Delaware corporation ("inTEST"). The address of the principal executive office of inTEST is 2 Pin Oak Lane, Cherry Hill, New Jersey 08003.

On March 10, 2000, inTEST acquired Temptronic Corporation ("Temptronic"), a privately held corporation. Pursuant to a plan of merger, Temptronic became a subsidiary of inTEST, and all shares of Temptronic were converted into shares of Common Stock. The Temptronic shares owned by Hakuto America Holdings, Inc. ("Hakuto") were converted into 647,500 shares of Common Stock. Following the merger, two directors of Temptronic became directors of inTEST. One of these Temptronic directors was designated by Hakuto.

ITEM 2.  IDENTITY AND BACKGROUND.

Name:                            Hakuto America Holdings, Inc.

Place of Organization:           Illinois

Principal Business:              Hakuto is a 100% owned subsidiary of Hakuto Co.
                                 Ltd., a Japanese corporation engaged in the distribution of electronic components and manufacturing equipment, and the manufacture of chemical products. Hakuto serves as the U.S.
                                 holding company for certain investments and operating subsidiaries of Hakuto Co. Ltd.

Address of
Principal Business:              1015 E. State Parkway, Schaumburg, Illinois
                                 60173

Address of
Principal Office:                1015 E. State Parkway, Schaumburg, Illinois
                                 60173


Appendix A, which is incorporated herein by reference, lists each person who is an executive officer or director of Hakuto, controls Hakuto or is an executive officer or director of any corporation or person ultimately in control of Hakuto. Appendix A also provides the business address, principal occupation and citizenship of such persons. The persons listed on Appendix A are collectively referred to herein as the "Directors and Executive Officers".

During the last five years, neither Hakuto, Hakuto Co. Ltd. nor, to Hakuto's knowledge, any of the Directors and Executive Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Hakuto, Hakuto Co. Ltd. nor, to Hakuto's knowledge, any of the Directors and Executive Officers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported hereunder were acquired in exchange for 700,000 shares of Temptronic common stock owned by Hakuto.

ITEM 4.  PURPOSE OF TRANSACTION.

Hakuto acquired the common stock of Temptronic for investment purposes and in order to strengthen the working relationship between Hakuto Co. Ltd. and Temptronic. Hakuto Co. Ltd. distributes certain Temptronic products in Japan.

As of the time of filing, neither Hakuto nor Hakuto Co. Ltd. has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the plans and intentions of Hakuto and Hakuto Co. Ltd. may change at any time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Hakuto beneficially owns 647,500 shares of Common Stock, which represents 7.4% of the issued and outstanding shares of Common Stock of inTEST.

(b) Hakuto has the sole power to vote and to dispose of all of the shares of Common Stock reported hereunder.

(c)      None.

(d)      None.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.


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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 16, 2000                                   HAKUTO AMERICA HOLDINGS, INC.

                                                 James M. Coonan
                                                 -----------------------------
                                                 James M. Coonan, Esq.
                                                 Authorized Representative*







*  A power of attorney is attached hereto as Appendix B.






                                        5
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                                                                      APPENDIX A


DIRECTORS AND EXECUTIVE OFFICERS OF HAKUTO AMERICA HOLDINGS, INC.

The directors and executive officers of Hakuto America Holdings, Inc. are as follows:

John Ichiro Takayama                President and Director
Thomas Kastner                      Vice President
Shigeo Takayama                     Director
Akinori Murakami                    Director

DIRECTORS AND EXECUTIVE OFFICERS OF HAKUTO CO. LTD.

Hakuto Co. Ltd. controls Hakuto America Holdings, Inc. pursuant to its ownership of 100% of the common stock of Hakuto. The directors and executive officers of Hakuto Co. Ltd. are as follows:



Shigeo Takayama                     President and Representative Director
Akinori Murakami                    Senior Executive Vice President and Representative Director
Toshiaki Hirai                      Executive Vice President, Director
Kazutomo Ikeda                      Senior Vice President, Director
Yoshiaki Kuno                       Senior Vice President, Director
Kenichi Uchida                      Vice President, Director
Yoshihito Akiyama                   Vice President, Director
Nobuyoshi Ninokata                  Vice President, Director
Tomoyuki Yamawaki                   Vice President, Director
Koichi Mori                         Vice President, Director
Akira Nakazawa                      Vice President, Director
Tetsuro Inagaki                     Vice President, Director
Shoichi Mizushima                   Vice President, Director
Eiichi Miyake                       Director
Thomas K. Takayama                  Director



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BUSINESS ADDRESS

The business address of Hakuto Co. Ltd. is 1-13, Shinjuku 1-Chome, Shinjuku-ku, Tokyo 160-8910, Japan. The business address of each of the persons listed above is the address of Hakuto Co. Ltd., with the exception that the business address of John Ichiro Takayama and Thomas Kastner is 1015 E. State Parkway, Schaumburg, Illinois 60173.


PRINCIPAL OCCUPATION

Each of the persons listed above is a full-time employee of Hakuto Co. Ltd. except for (a) John Ichiro Takayama, who is a physician in San Francisco; (b) Thomas Kastner, who is President of Shigma, Inc., a U.S. operating subsidiary of Hakuto America Holdings, Inc.; (c) Eiichi Miyake, who is President of San-ei Giken Inc. of Amagaseki, Japan; and (d) Thomas K. Takayama, who is a medical researcher at the University of Washington.


CITIZENSHIP

Except for John Ichiro Takayama, Thomas Kastner and Thomas K. Takayama, each of whom are U.S. citizens, each of the persons listed above is a citizen of Japan.




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                                                                      APPENDIX B

                                POWER OF ATTORNEY


HAKUTO AMERICA HOLDINGS, INC., a corporation organized under the laws of the State of Delaware (the "Company"), hereby makes, constitutes and appoints each of Masaru Funai and James Coonan of Masuda, Funai, Eifert & Mitchell, Ltd., the Company's United States legal counsel, as a true and lawful attorney for and in the Company's name, to execute and deliver, jointly and severally, all documents and take such actions as may be necessary or appropriate to prepare and file with the United States Securities and Exchange Commission, and any other federal or state agency, all reports, filings and documents relating to the acquisition, ownership or disposition of securities of inTEST Corporation, giving and granting unto each of Masaru Funai and James Coonan, said attorneys, full power and authority, jointly and severally, to do and perform all acts in connection therewith as the Company could do in its own stead, with full power of substitution and revocation, hereby ratifying and confirming all that either Masaru Funai and James Coonan or their substitutes shall lawfully do or cause to be done by virtue thereof.

IN WITNESS WHEREOF, the Company has caused this Power of Attorney to be executed this 14th day of March, 2000.


                                             HAKUTO AMERICA HOLDINGS, INC.


                                                /s/ Thomas Kastner
                                             -----------------------------------
                                             Thomas Kastner
                                             Vice President




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                              [SHIGMA LETTERHEAD]

                               POWER OF ATTORNEY


HAKUTO AMERICA HOLDINGS, INC., a corporation organized under the laws of the State of Delaware (the "Company"), hereby makes, constitutes and appoints each of Masaru Funai and James Coonan of Masuda, Funai, Eifert & Mitchell, Ltd., the Company's United States legal counsel, as a true and lawful attorney for and in the Company's name, to execute and deliver, jointly and severally, all documents and take such actions as may be necessary or appropriate to prepare and file with the United States Securities and Exchange Commission, and any other federal or state agency, all reports, filings and documents relating to the acquisition, ownership or disposition of securities of inTEST Corporation, giving and granting unto each of Masaru Funai and James Coonan, said attorneys, full power and authority, jointly and severally, to do and perform all acts in connection therewith as the Company could do in its own stead, with full power of substitution and revocation, hereby ratifying and confirming all that either Masaru Funai and James Coonan or their substitutes shall lawfully do or cause to be done by virtue thereof.

IN WITNESS WHEREOF, the Company has caused this Power of Attorney to be executed this 14th day of March, 2000.


                                           HAKUTO AMERICA HOLDINGS, INC.

                                           Thomas Kastner
                                           ------------------------------------
                                           Thomas Kastner
                                           Vice President